## Special General Meeting of Therapix Biosciences Ltd.

**Date:** October 16, 2020

See Voting Instruction On Reverse Side.

**Please make your marks like this: ☒ Use pen only**

**Special General Meeting:**

| | For | Against | Abstain |
|---|---|---|---|
| 1. To approve an increase to the Company's share capital and to amend the Company's Amended and Restated Articles of Association accordingly, as detailed in the Proxy Statement, dated September 25, 2020. | ☐ | ☐ | ☐ |

**Authorized Signatures - This section must be completed for your instructions to be executed.**

__________________ Please Sign Here    ______________ Please Date Above

__________________ Please Sign Here    ______________ Please Date Above

← Please separate carefully at the perforation and return just this portion in the envelope provided. ←

## Special General Meeting of Therapix Biosciences Ltd. to be Held on October 16, 2020 for Holders as of September 28, 2020

### MAIL

- Mark, sign and date your Voting Instruction Form.
- Detach your Voting Instruction Form.
- Return your Voting Instruction Form in the postage-paid envelope provided.

For additional information, please use the following web link: http://therapix.investorroom.com/SEC-Filings

**All votes must be received by 12:00 p.m. E.S.T. on October 13, 2020**

PROXY TABULATOR FOR
THERAPIX BIOSCIENCES LTD.
P.O. BOX 8016
CARY, NC 27512-9903

**EVENT #**

**CLIENT #**

# Therapix Biosciences Ltd.

## Instructions to The Bank of New York Mellon, as Depositary

## (Must be received prior to 12:00 p.m. E.S.T. on October 13, 2020)

The undersigned registered owner of American Depositary Shares hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the amount of Shares or other Deposited Securities represented by such Shares of **Therapix Biosciences Ltd. (the "Company")** registered in the name of the undersigned on the books of the Depositary as of the close of business on **September 28, 2020** at the **Special General Meeting** of the shareholders of the Company, to be held on **October 16, 2020 at 3:00 p.m. (Israel time) / 8:00 a.m. (Eastern Time)**, at the offices of Meitar Law Offices, 16 Abba Hillel Silver Rd., Ramat Gan 5250608, Israel, or depending on developments with respect to the coronavirus (COVID-19) pandemic, we might hold the Meeting virtually on the above date and time instead of in person, and at any adjournment thereof, in respect to the resolutions specified on the reverse side.

**NOTES:**

1. **Please direct the Depositary how it is to vote by placing "X" in the appropriate box opposite each agenda item.**
2. **The Depositary shall not vote or attempt to exercise the right to vote that attaches to such Shares or other Deposited Securities other than in accordance with such instructions or deemed instructions.**

(Continued and to be marked, dated and signed, on the reverse side)

PROXY TABULATOR FOR
THERAPIX BIOSCIENCES LTD.
P.O. BOX 8016
CARY, NC 27512-9903